Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated February 13, 2015

Press Release

New York	February 13, 2015

Deutsche Bank to redeem six exchange traded notes

Deutsche Bank announced today that it has elected to redeem the following PowerShares DB exchange traded notes (ETNs):

•	PowerShares DB 3x Italian Treasury Bond Futures ETN (ticker: ITLT)
•	PowerShares DB Italian Treasury Bond Futures ETN (ticker: ITLY)
•	PowerShares DB US Inflation ETN (ticker: INFL)
•	PowerShares DB US Deflation ETN (ticker: DEFL)
•	PowerShares DB 3x Long US Dollar Index Futures ETN (ticker: UUPT)
•	PowerShares DB 3x Short US Dollar Index Futures ETN (ticker: UDNT)

As described in the related pricing supplement for each ETN, Deutsche Bank, as Issuer of the ETNs, may redeem the ETNs at its sole discretion on any trading day on or after the inception date until maturity.

Deutsche Bank expects to provide notice of redemption via The Depository Trust Company on February 18, 2015.  The repurchase value of the ETNs will be determined as of the date notice is given.  Payment of the repurchase value of the ETNs will be made on the fifth business day following the date of notice, which is expected to be February 25, 2015. Accordingly, the last trading day for each ETN is expected to be February 24, 2015. Daily creations of each of the ETNs will be suspended immediately. Daily repurchases at the option of investors will be accepted in the normal manner up to and including February 18, 2015.

For further information, please call:

Deutsche Bank AG Press & Media Relations
Catherine Wooters
Phone: +1 (212) 250-2790
E-Mail: catherine.wooters@db.com

Deutsche Asset & Wealth Management

With $1.26 trillion of assets under management (as of December 31, 2014), Deutsche Asset & Wealth Management is one of the world's leading investment organizations. Deutsche Asset & Wealth Management offers individuals and institutions traditional and alternative investments across all major asset classes. It also provides tailored wealth management solutions and private banking services to high-net-worth individuals and family offices.

Deutsche Asset & Wealth Management is the brand name of the Asset Management and Wealth Management division of the Deutsche Bank Group. The legal entities offering products or services under the Deutsche Asset & Wealth Management brand are listed in contracts, sales materials and other product information documents.

Deutsche Bank AG has filed a registration statement (including a prospectus, prospectus supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and pricing supplement in that registration statement and other documents that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in these offerings will arrange to send you the prospectus, prospectus supplement and pricing supplement if you so request by calling toll-free 1-877-369-4617.

© 2015 Deutsche Asset & Wealth Management. All rights reserved.

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